Exhibit 99.1

Lilium expands into UK market with eVolare, signs binding contract including pre-delivery payment for up to 20 aircraft

·	eVolare secures deliveries of ten Lilium Pioneer Edition Jets with an option to reserve up to an additional ten Lilium Pioneer Edition Jets
·	eVolare to serve the Greater London area from its Oxford base
·	eVolare to pay pre-delivery payment to Lilium to secure aircraft delivery slots
·	The order coincides with the formal launch of the Lilium Pioneer Edition, a 50 aircraft limited-edition exclusive version of the Lilium Jet

Oxford, United Kingdom and Munich, Germany, December 5, 2022: Lilium N.V. (NASDAQ: LILM), developer of the first all-electric vertical take-off and landing (“eVTOL”) jet, announced a contract with eVolare, a subsidiary of Volare Aviation, one of the United Kingdom’s largest helicopter and private jet operators. This partnership includes a firm commitment for ten Lilium Pioneer Edition Jets, with an option to reserve an additional ten Lilium Pioneer Edition Jets.

eVolare will be Lilium’s lead partner and launch operator in the UK for sales of the Lilium Jet to private individuals.

By association with such a leading voice in the private aviation sector, Lilium will benefit from eVolare’s extensive expertise within the UK aviation network, and its premium market to manage Lilium Pioneer Edition Jets in the UK. In addition, eVolare will provide safe and reliable operation of Lilium’s aircraft from Oxford, running a maintenance service centre and investing in landing infrastructure for Lilium’s UK network.

The Lilium Pioneer Edition Jet was formally launched the same day and comes with a compelling service, support, and training package, as well as customisable options for the cabin configuration and exclusive fabrics and materials.  The agreement between Lilium and eVolare will provide an opportunity for customers that regularly travel between locations within the UK to be part of an exclusive group of early adopters that can experience the future of sustainable regional air mobility.

Dustin Dryden, founder of eVolare said: “The revolutionary technology of the Lilium Pioneer Edition Jet coupled with its unique, premium cabin, made it a natural choice for us when looking to meet the future demands of an environmental conscious market. For all our customers, we can offer point to point time-saving travels in a sustainable, safe manner while introducing some incredibly exciting innovation to the UK market.”

Klaus Roewe, CEO of Lilium said: “We are delighted to launch our Lilium Pioneer Edition Jet with eVolare. Not only is the demand for sustainable regional air mobility in London high but eVolare’s experience serving customers with business jets and helicopters operations is a great fit to our commercial first phase: getting the premium segment to adopt our aircraft while preparing the entire ecosystem for a larger market. eVolare’s visionary approach to sustainable air mobility also makes them the perfect partner for the United Kingdom.”

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, offering leading capacity, low noise and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology and infrastructure leaders, and with planned launch networks announced in Germany, the United States and Brazil, Lilium’s 800+ strong team includes approximately 450 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

Lilium contact information for Media:

Meredith Bell
+41 79 432 57 79
press@lilium.com

eVolare contact information for media:

Jenna Elsby-Bennett

marketing@volareaviation.co.uk

Lilium Forward-Looking Statements:

This communication contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium N.V.’s proposed business and business model, the markets and industry in which Lilium N.V. and its subsidiaries (collectively, the “Lilium Group”) operate or intend to operate, Lilium’s agreement with eVolare for the proposed sales of the Lilium Jet and development of and operation of an eVTOL network across the United Kingdom, the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases and the expected results of the Lilium Group’s business and business model, including when launched in phases. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this communication include those discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F and its prospectus filed with the SEC under Rule 424(b) on June 24, 2022, all of which are available at www.sec.gov. For more information, see the section entitled “Cautionary Note Regarding Forward-Looking Statements” in Lilium’s Annual Report on Form 20-F, prospectus filed with the SEC under Rule 424(b) on June 24, 2022 and in other filings. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.